January 31, 2018

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	USCF Dynamic Commodity Fund (Series No. S000047668), a series of USCF ETF Trust (File Nos. 333-196273; 811-22930)

Ladies and Gentlemen,

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), USCF ETF Trust (the “Trust”) hereby requests the withdrawal of Post-Effective Amendment No. 8 to the Trust’s registration statement on Form N-1A, which was filed with the Securities and Exchange Commission (the “SEC”) on May 31, 2016 and was accepted via the EDGAR system on May 31, 2016 at 17:07:48 (Accession No. 0001171200-16-000251). Post-Effective Amendment No. 8 was filed under Rule 485(a) under the Securities Act in order to add the USCF Dynamic Commodity Fund (referred to in the filing as the “USCF Dynamic Commodity Index ETF”) as a new series of the Trust.

In addition, the delaying amendments listed below (the “Delaying Amendments”) were filed pursuant to Rule 485(b) under the Securities Act (submission type 485BXT) for the sole purpose of delaying the effectiveness of Post-Effective Amendment No. 8. The Trust also requests the withdrawal of the Delaying Amendments.

Filing Date	EDGAR Acceptance	Accession No.
August 12, 2016	August 12, 2016 at 10:43:51	0001171200-16-000271
September 12, 2016	September 12, 2016 at 12:21:22	0001171200-16-000315
October 12, 2016	October 12, 2016 at 13:19:48	0001171200-16-000336
November 10, 2016	November 10, 2016 at 16:49:46	0001171200-16-000366
December 8, 2016	December 8, 2016 at 13:58:21	0001171200-16-000377
January 5, 2017	January 5, 2017 at 08:27:26	0001171200-17-000005
February 2, 2017	February 2, 2017 at 11:49:38	0001171200-17-000069
March 2, 2017	March 2, 2017 at 09:55:13	0001171200-17-000089
March 30, 2017	March 30, 2017 at 09:20:11	0001171200-17-000145
April 27, 2017	April 27, 2017 at 14:05:32	0001171200-17-000218
May 25, 2017	May 25, 2017 at 14:55:51	0001171200-17-000267
June 21, 2017	June 21, 2017 at 09:44:38	0001171200-17-000273
July 20, 2017	July 20, 2017 at 12:52:35	0001171200-17-000327
August 17, 2017	August 17, 2017 at 09:35:42	0001171200-17-000345
September 14, 2017	September 14, 2017 at 10:00:49	0001171200-17-000388
October 12, 2017	October 12, 2017 at 10:21:49	0001171200-17-000402
November 9, 2017	November 9, 2017 at 12:34:20	0001171200-17-000425
December 7, 2017	December 7, 2017 at 13:28:58	0001171200-17-000460
January 4, 2018	January 4, 2018 at 8:57:51	0001171200-18-000003

The Trust is requesting the withdrawal of Post-Effective Amendment No. 8 and the Delaying Amendments because the trust no longer intends to launch the USCF Dynamic Commodity Fund. The Trust confirms that no shares of the USCF Dynamic Commodity Fund have been sold.

Please direct any inquiries regarding this application to the Trust’s legal counsel, Cynthia R. Beyea of Eversheds Sutherland (US) LLP at 202.383.0472 or cynthiabeyea@eversheds-sutherland.com.

USCF ETF Trust

By:	/s/ John P. Love
John P. Love
President (Principal Executive Officer)